Exhibit 99.1

Points.com Offers Tips for Small Business Owners to
Stretch Their Budgets Using Loyalty Points

Managing Costs is Easier than Ever

TORONTO (April 23, 2009) – Points International Ltd. (TSX: PTS; OTCBB: PTSEF), the world's leading loyalty reward solutions provider and owner of the Points.com portal, today outlined four basic principles for small business owners to successfully capitalize on their loyalty points.

Small business owners are, on average, members of 12 loyalty programs and active in 5. In many cases, these individuals participate in a variety of programs in their personal and professional lives, often accruing even more points purchasing hotel stays and flights for their employees, and buying office supplies through their programs’ online shopping malls.

How can small business owners get the most from their loyalty programs to stretch each dollar and keep costs down in these difficult economic times? As the world’s largest loyalty program management Web site, and a trusted resource for loyalty information, Points.com has devised these tips to help business owners get the most from their loyalty programs.

"Small business owners are looking for ways to keep costs in check and their loyalty programs can help stretch each dollar a little bit further," said Rob Borden, chief marketing officer of Points International Ltd. "By taking advantage of all the ways to earn, purchase and redeem loyalty points, owners can leverage existing assets to get the basics they really need for their business."

Points.com outlines four basic principles to successfully capitalize on your rewards – educate yourself, earn everywhere, know when to "top-up" and the best options for redemption.

Educate Yourself
"The biggest mistake many small business owners make when managing loyalty programs," Borden notes, "is not truly understanding the depth and scope of their options. The key to leveraging the programs is to know how to earn the most points or miles, when ‘topping up’ is the best option and how to redeem for what the business needs."

It is key to have an office manager or operations person who can help choose programs that best benefit the company and who also keeps track of assets. Points.com offers a balance tracker to monitor partner programs all in one easy-to-use site.

The first step to take is to consider some very important questions. The answers will guide your company’s approach to loyalty rewards.

  Do you travel regularly? – pick a program with benefits on an airline with a local hub.

  Do you entertain clients often? – the program should earn extra points at local restaurants.

  Do you just need a way to reduce or cover day-to-day expenses? – look for programs with retail earning and redemption options.

Earn Everywhere
Leverage the dollars you’re already spending across a variety of potential awards-earning platforms, including:

  Airlines

    Almost every airline has a partner credit card that offers bonus miles at sign-up or the ability to earn miles for every dollar spent.

    Delta SkyMiles® and American Express® offer up to 25,000 bonus miles for opening a card – that’s enough for a free domestic round-trip flight.*

    Pick an airline with routes that closely match your own and remember to ask for seat upgrades!

Points.com offers tips for small business owners, page 2

  Hotels

    Major hotel chains also offer ways to earn.

    InterContinental Hotel’s Priority Club® Rewards and Chase offer a card that comes with 30,000 bonus points – enough for 2 free nights – and 1 point for every dollar after that.*

    Consider making a select group of hotel chains "preferred vendors" for the business and accumulate regularly in these accounts allowing you to easily redeem and trade between them.

  Dinner/Car Rentals

    Restaurants and car rental companies offer bonus points and miles, or bonus ways to earn miles, in programs.

    Make sure to frequent these establishments when entertaining clients, or even your family.

    Need help finding the right restaurants? Check out services like AAdvantage® MileFinder which shows the nearest places on a city map.

Borden adds, "Many rewards programs offer additional ways to earn through partnerships with mobile phone providers, charitable donations, retail shops and their own online shopping malls. Make existing cash outflows even more beneficial by earning points and miles with each spend."

Top-Up Your Accounts
While many loyalty programs have minimum levels before redemption options become available, all points and miles can be useful. Sometimes it’s worth a small spend now to save later.

  Reaching a Reward Level

    If you’ve almost reached the reward level, consider purchasing the points or miles needed.

    American Airlines AAdvantage, Delta SkyMiles, Midwest Miles, Starwood Preferred Guest®, and JetBlue TrueBlue, among many others, allow program members to buy additional miles.

    Rates vary by provider, but in many cases "topping up" can be a less expensive option than buying a ticket or booking a room outright.

  Save Abandoned Miles

    Don’t disregard small amounts of points in programs where you don’t regularly earn. Take advantage of them.

    Similar to a stock exchange, Points.com’s Global Points Exchange (GPX) allows buyers and sellers to trade the points and miles they have for those they need and set the exchange rates.

    For example, extra Priority Club Rewards can be traded for Delta SkyMiles, which can then be use to book a reward flight.

Redeem
Once your business is monitoring and earning rewards more effectively, redeeming them for hotel stays and certificates at major retailers is free and can help save on regular expenses.

  Book hotels with points

    Points.com’s "Book with Points" feature allows users to redeem miles from programs including Frontier Airlines EarlyReturns® and Midwest Airlines Midwest Miles, directly for hotel rooms.

Points.com offers tips for small business owners, page 3

  Office supplies and equipment

    Don’t assume points and miles can only be redeemed for flights and hotels.

    American Express offers multiple cards with benefits specifically designed for small business owners with redemption options ranging from concert tickets to office products and on Points.com you can redeem Membership Rewards for travel, retail and restaurant options.

    Consider purchasing your office supplies and technology using points and miles to keep expenses low by redeeming for gift cards through Points.com for retailers including Staples, Amazon and Best Buy.

  Client gifts

    In a tough economy, it’s even more important to show clients how much they are valued.

    Use points and miles to send flowers and gift baskets from FTD.com and Harry and David, or show support with a simple gesture like a Starbucks Coffee gift card.

*Remember to review all Terms & Conditions closely before selecting a credit card.

About Points International Ltd.
Points International Ltd. is the owner and operator of Points.com, the world's leading reward program management Web site which was recently named one of the 30 Best Travel Sites by Kiplinger’s. At Points.com consumers can Swap, Earn, Buy, Gift, Share and Redeem miles and points from more than 25 of the world's leading reward programs. Participating programs include American Airlines AAdvantage® program, Aeroplan®, AsiaMiles™, British Airways Executive Club, Wyndham Rewards®, Delta SkyMiles® and InterContinental Hotels Group's Priority Club® Rewards. Redemption partners include Amazon.com® and Starbucks. For more information, visit http://www.points.com.

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For more information about these tips or to interview Rob Borden contact:

Media relations:
Jordan Fischler Allison & Partners
T. 646-428-0604; E. points@allisonpr.com

Investor relations:
Alex Wellins
The Blueshirt Group
T. 415-217-7722

Brinlea Johnson
The Blueshirt Group
T. 212-551-1453